Exhibit 10.17 Imara, Inc. 116 Huntington Ave, 6th Floor Boston, MA 02116 USA Info@Imaratx.com +1 617 206 2038 www.imaratx.com

December 4, 2020

Kenneth M. Attie, MD

Dear Ken:

On behalf of IMARA Inc., a Delaware corporation (the “Company”), I am very pleased to offer you employment with the Company, subject to the terms and conditions set forth below and contingent upon satisfactory completion of a references check and the Company’s standard background check:

1.Position.  You will be employed to serve as the Sr. Vice President, Chief Medical Officer of the Company.  In that position, you will have the duties, authorities and responsibilities that are customarily associated with such position, and such other the duties, authorities and responsibilities the Board of Directors of the Company (the “Board”) and the Chief Executive Officer of the Company (the “CEO”) (including any designee of the CEO) designate from time to time.  You will report to the Chief Executive Officer.  You will perform such duties to the Company primarily at the Company’s headquarters in Boston, Massachusetts, subject to such travel as the position requires.  While an employee of the Company, you will devote substantially all of your full professional time and efforts to the business of the Company. You may engage in a reasonable amount of volunteer work so long as that work does not conflict with your duties to the Company, however any other outside professional or other business activity you engage in must be approved in advance by the Board and must not conflict with your duties to the Company.

2.Start Date.  The start date for your new position with the Company is January 19, 2021 (the “Start Date”) or such other date as may be mutually agreed upon by you and the Company.  Notwithstanding the foregoing, if prior to the Start Date either you or the Company reasonably believes that your commencement of employment with the Company would be likely to result in a dispute between or among Acceleron Pharma Inc. (“Acceleron”), you, and/or the Company pertaining to your post-employment obligations to Acceleron (including, without limitation, a claim being brought in litigation or arbitration by Acceleron against you and/or the Company), you may withdraw your acceptance of this offer or the Company may rescind this offer of employment, in which event you would not be entitled to commence employment with the Company or receive any compensation from the Company.

3.Compensation.

a.Base Salary.  Commencing on the Start Date, your base salary will be at the rate of $17,500.00 semi-monthly (i.e. a gross aggregate amount of $420,000 per annum assuming continuing service over a 12-month period), subject to tax and other withholdings as required

ACTIVE/99249564.3

by law. Your salary shall be reviewed annually by the Company’s Board of Directors (the “Board”).

b.Hiring Bonus. You will receive a lump sum payment of $50,000 less regular withholdings, payable within the first two pay periods following your start date. If you terminate your employment before the end of the first twelve months of employment you will be required to repay a portion of the Hiring Bonus to the Company in full that is calculated as the product of the full hiring bonus multiplied by a ratio, the numerator of which is twelve minus the number of complete months you worked for the Company prior to your departure and the denominator of which is twelve.

c.Discretionary Bonus Program.  You will be eligible for an annual discretionary bonus of up to thirty-five percent (35%) of your annualized base salary to allow you to participate in the success of the Company based upon a combination of Company achievements and your performance, both as determined in the sole discretion of the Board.  Any annual bonus shall be paid no later than March 15th of the year immediately following the year to which the applicable annual bonus relates, and you must be an active employee of the Company on the date any bonus is paid to be eligible for and to earn a bonus award.  No bonus shall be considered to be earned until it is paid, as it also serves as an incentive to remain employed by the Company.  Any bonus will be prorated based on actual days of service for the year in which the Start Date occurs.

d.Option.  Subject to the approval of the Board, the Company will grant to you a stock option (the “Option”) under the Company’s 2020 Equity Incentive Plan, (as amended from time to time the “Plan”), for the purchase of 110,000 shares of Common Stock of the Company.  The exercise price for the Option shall be equal to the closing price per share of Common Stock of the Company on the Nasdaq Global Select Market on the date of grant.  The Option shall be subject to all terms and other provisions set forth in the Plan and in a separate option agreement (“Option Agreement”), which will provide for (i) vesting of shares subject to the Option as follows so long as you have been continuously providing services to the Company as an employee, consultant or advisor through each vesting date: (A) 25% of such shares will vest on the first anniversary of your commencement of employment (the “First Vesting Date”)  and (B) the remainder of such shares will vest in equal quarterly installments over the three year period following the First Vesting Date; and (ii) the acceleration of vesting on all unvested shares subject to the Option if the Company terminates your employment for any reason other than Cause (except for termination due to your death or Disability) or you resign for Good Reason (in either case, a “Qualifying Termination”), in either case within 12 months after a Change of Control (as defined below), so long as you have been continuously providing services as an employee, consultant or advisor to the Company up to and including such Change of Control through the date of such termination without Cause or such resignation for Good Reason.

e.Withholdings.  The Company shall withhold from any compensation or benefits payable under this letter agreement or the Restrictive Covenants Agreement (as defined below) any federal, state and local income, employment or other similar taxes and withholdings as may be required to be withheld pursuant to any applicable law or regulation.

4.Benefits.

a.Vacation & Holidays.  You will be eligible for four (4) weeks of paid vacation each year, to be accrued and used consistent with the Company’s vacation policy.  You will also be eligible for Company-paid holidays in accordance with Company policy.

b.Other.  You may participate in any and all benefit programs that the Company establishes and makes available to its employees from time to time, provided that you are eligible under (and subject to all provisions of) the plan documents that govern those programs.  Benefits are subject to change at any time in the Company’s sole discretion.  The Company will also reimburse 100% of the parking/commuting cost of one of the following; Monthly Parking at a designated parking garage lot, Charlie Card T-Pass, or Commuter Rail.

c.Expenses.  The Company shall reimburse you for all ordinary and reasonable out-of-pocket business expenses incurred by you in furtherance of the Company’s business in accordance with the Company’s policies with respect thereto as in effect from time to time.  In order to be eligible for any expense reimbursement hereunder, you must (i) submit reasonable documentation evidencing the nature and amount of any such business expenses incurred by you and (ii) submit any request for reimbursement no later than ninety (90) days following the date that such business expense is incurred.

5.At-Will Employment.  Your employment with the Company is and shall at all times during your employment hereunder be “at-will” employment.  The Company or you may terminate your employment at any time for any reason, with or without Cause or Good Reason, and with or without notice.  You agree that although your title, duties, compensation or benefits may change from time to time, such changes will not change the “at-will” nature of your employment during your tenure as an employee of the Company, and may only be changed by an express written agreement that is signed by you and an officer duly authorized by the Board (other than you).

6.Termination of Employment.

a.If you resign your employment with the Company without Good Reason or the Company terminates your employment for Cause you will receive no additional compensation other than: (i) any unpaid base salary for services rendered through the last day of your employment (the “Termination Date”); (ii) reimbursement of any un-reimbursed business expenses incurred as of the Termination Date in accordance with the Company’s reimbursement policy, (iii) payment for any accrued but unused vacation time (if applicable) earned through the Termination Date; and (iv) all other earned payments, vested benefits or vested or earned fringe benefits to which you shall be entitled under the terms of any applicable compensation arrangement or benefit, equity or fringe benefit plan or program or grant or this letter agreement (collectively, clauses (i) through (iv) shall be referred herein as the “Accrued Benefits”).  The Accrued Benefits will be paid to you consistent with applicable law.

b.If a Qualifying Termination occurs, you will receive the Accrued Benefits, and, based upon satisfaction of the criteria in Section 6(d) below, including without limitation your execution and delivery of the separation and release agreement described therein and the lapse of any applicable revocation period without the release being revoked, you shall be eligible to receive the following severance benefits: (i) severance pay in the form of continuation of your base salary in effect as of the Termination Date for a period of nine (9) months, less standard deductions, payable in accordance with the Company’s then regular pay policies commencing on or before the sixtieth (60th) day following the Termination Date (“Severance Pay”), provided, that the first such payment shall include any amounts that would have been paid to you hereunder had the release become effective upon the Termination Date; and (ii) following the Termination Date, if you are eligible for and elect to continue your health insurance coverage pursuant to your rights under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, or any state equivalent (“COBRA”), then the Company shall reimburse you for your premiums under COBRA on a monthly basis until the earlier of (x) nine (9) months following the Termination Date, or (y) the date upon which you commence full-time employment (or employment that provides you with eligibility for healthcare benefits substantially comparable to those provided by the Company) with an entity other than the Company.  Notwithstanding any of the foregoing, if the 60-day period following the Termination Date would end in a calendar year subsequent to the year in which the Termination Date occurs, (i) the payments under this Section 6(b) will not be paid or commence before the first payroll of the subsequent calendar year; and (ii) any Severance Pay received in any calendar year shall be reduced by the amount of Garden Leave Pay you receive in the same such calendar year under, and as defined in, the Restrictive Covenants Agreement; provided that in no event shall the Severance Pay be reduced below $1000. In addition, if you experience a Qualifying Termination within 12 months after a Change of Control, and subject to Section 6(d), the Company shall pay you fifty percent (50%) of your annual bonus target amount for the year in which the Termination Date occurred in a lump sum on the date the first installment of Severance Pay is paid.

c.If your employment terminates because of your death or Disability, then you will receive the Accrued Benefits.  For purposes of this letter agreement, “Disability” shall be defined as your inability to have performed your material duties hereunder due to a physical or mental injury, infirmity or incapacity for a consecutive one hundred eighty (180) days (including weekends and holidays) in any 365-day period.  Notwithstanding the foregoing, in the event that as a result of earlier absence because of mental or physical incapacity you incur a “separation from service” within the meaning of such term under Section 409A of the Internal Revenue Code and the rules and regulations promulgated thereunder (“Code Section 409A”) you shall on such date automatically be terminated from employment as a Disability termination.

d.Eligibility for receipt of the severance benefits and other pay and benefits in Section 6(b) shall be conditioned on your (i) returning to the Company all of its property and confidential information that is in your possession or control, and (ii) prior to the date provided in the Release, but in no event later than the 60-day period following the Termination Date, signing and not revoking a separation and release of claims agreement in a form provided by the Company (the “Release”) that contains, among other provisions, a 12-month post-employment noncompetition restriction and a seven (7) business day revocation period, provided, that such Release shall (A) not expand the scope of prohibited competitive activity greater than as described in the Restrictive Covenants Agreement, (B) not terminate any of your rights to indemnification and defense which you will have given your role at the Company, (C) impact any rights that you may have as a stockholder in the Company, (D) not release your rights to the Accrued Benefits, and (E) contain, among other things, a general release of claims against the Company, its affiliates and each of its and their officers, directors, employees, agents and attorneys, and the following provisions:

(I) You agree that for the three (3)-year period following the Termination Date you, directly or indirectly, orally, in writing or through any medium (including, but not limited to, the press or other media, computer networks or bulletin boards, or any other form of communication) will not make any false statement, disparage or defame the goodwill or reputation of the Company, its affiliates or their respective directors, managers, officers, stockholders, members, agents and/or employees.  Nothing herein shall prohibit you (i) from disclosing that you are no longer employed by the Company, (ii) from responding truthfully to subpoena, court order or other compulsory legal process, (iii) from rebutting in good faith statements made by the other party that are untrue or misleading or (iv) providing truthful information to a government entity; and

(II) You acknowledge your continuing obligations as set forth in the Restrictive Covenants Agreement.

e.For all purposes of this letter agreement, the term “Cause” shall mean; (i) a good faith finding by the Company that you have engaged in willful misconduct or gross negligence as to a material matter in connection with your duties; (ii) any act constituting  fraud with respect to the Company; (iii) the indictment for, conviction of, or a plea of guilty or nolo contendere to, a felony under applicable law; (iv) a good faith finding by the Company that you have engaged in material violation of a material term of this letter agreement, the Restrictive Covenants Agreement or any written Company policy made available to you; (v) your failure to attempt in good faith to (A) perform your duties in all material respects or (B) follow a clear, lawful and reasonable directive of the Board; or (vi) material breach of a fiduciary duty owed to the Company that has caused or could reasonably be expected to cause a material injury to the Company; provided, that in no event shall your employment be terminated for Cause unless (A) an event or circumstance set forth in clauses (i) through (vi) has occurred and the Company provides you with written notice after Company has knowledge of the occurrence of existence of such event or circumstance, which notice reasonably identifies the event or circumstance that the Company believes constitutes Cause and (B) with respect to the events and circumstances set forth in clauses (iv) and (v) only, you fail to substantially cure the event or circumstance so identified within 30 days of the receipt of such notice, if the Board considers the situation to be reasonably correctable.

f.For all purposes of this letter agreement, the term “Good Reason” shall mean, each without your consent: (i) a material diminution in your authority, duties or responsibilities (other than temporarily while physically or mentally incapacitated or as required by applicable law); (ii) a material reduction by the Company in your annual base salary; (iii) relocation of your primary office at the Company’s headquarters in the Boston, Massachusetts metropolitan area to another location by more than twenty (20) miles; or (iv) a material breach by the Company of a material term of this letter agreement.  You shall provide the Company with a written notice detailing the specific circumstances alleged to constitute Good Reason within ninety (90) days after the first occurrence of such circumstances, and the Company shall have thirty (30) days following receipt of such notice to cure such circumstances in all material respects, provided, that, no termination for Good Reason shall occur unless you end your employment within 180 days after the first occurrence of any Good Reason event.

g.For all purposes of this letter agreement, the term “Change of Control” shall mean: (i) any merger, reorganization, consolidation, recapitalization or other transaction or series of related transactions, including a transfer of shares of capital stock, whether or not the Company is the surviving or continuing corporation in such transaction, and whether or not the Company is a party thereto, that results in the holders of shares of capital stock immediately prior to such transaction or transactions holding, immediately after such transaction or transactions (whether by virtue of securities issued as consideration for the transaction or otherwise), less than 50% of the voting power and economic interest of the surviving, continuing or purchasing entity; or (ii) any sale, lease, exclusive license or other disposition of all or substantially all of the assets (tangible or intangible) of the Company and any subsidiaries taken as a whole.

7.Other Agreements.  As an employee of the Company, you will have access to certain Company and third-party confidential information and you may during the course of your employment develop certain information or inventions, which will be the property of the Company.  To protect the interest of the Company and as a condition of your employment with the Company, you agree to sign the Employee Confidentiality, Assignment and Noncompetition Agreement enclosed herewith (the “Restrictive Covenants Agreement”).  The Restrictive Covenants Agreement is incorporated by reference herein.

8.Section 409A.

a.The intent of the parties is that payments and benefits under this letter agreement and the Restrictive Covenants Agreement (as applicable) comply with, or be exempt from, Code Section 409A and, accordingly, to the maximum extent permitted, this letter agreement shall be interpreted to be in compliance therewith or exempt therefrom.  If you notify the Company (with specificity as to the reason therefor) that you believe that any provision of this letter agreement (or of any award of compensation, including equity compensation or benefits) would cause you to incur any additional tax or interest under Code Section 409A and the Company concurs with such belief or the Company independently makes such determination, the Company shall, after consulting with you, reform such provision to try to comply with Code Section 409A through good faith modifications to the minimum extent reasonably appropriate to conform with Code Section 409A.  To the extent that any provision hereof is modified in order to comply with Code Section 409A, such modification shall be made in good faith and shall, to the maximum extent reasonably possible, maintain the original intent and economic benefit to you and the Company of the applicable provision without violating the provisions of Code Section 409A.

b.A termination of employment shall not be deemed to have occurred for purposes of any provision of this letter agreement providing for the payment of any amounts or benefits upon or following a termination of employment that are considered “nonqualified deferred compensation” under Code Section 409A unless such termination is also a “separation from service” within the meaning of Code Section 409A and, for purposes of any such provision of this letter agreement, references to a “termination,” “termination of employment” or like terms shall mean “separation from service.” Notwithstanding any provision to the contrary in this letter agreement, no payments or benefits that are considered “nonqualified deferred compensation” under Code Section 409A to which you otherwise become entitled under this letter agreement or the Restrictive Covenants Agreement in connection with your termination of employment, shall be made or provided to you prior to the earlier of (i) the expiration of the six (6) month period measured from the date of your “separation from service” with the Company (as such term is defined in Code Section 409A) or (ii) the date of your death, if you are deemed at the time of such separation from service to be a “specified employee” under Code Section 409A.  Upon the expiration of the applicable Code Section 409A(a)(2) deferral period, all payments and benefits deferred pursuant to this Section 8(b) (whether they would have otherwise been payable in a single sum or in installments in the absence of such deferral) shall be paid or reimbursed to you in a lump sum, and any remaining payments and benefits due under this letter agreement or the Restrictive Covenants Agreement shall be paid or provided in accordance with the normal payment dates specified for them herein.

c.All expenses or other reimbursements under this letter agreement shall be made promptly following submission of required documentation, and in any case on or prior to the last day of the taxable year following the taxable year in which such expenses were incurred by you (provided that if any such reimbursements constitute taxable income to you, such reimbursements shall be paid no later than March 15th of the calendar year following the calendar year in which the expenses to be reimbursed were incurred), and (i) the right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit and (ii) no such reimbursement or expenses eligible for reimbursement in any taxable year shall in any way affect the expenses eligible for reimbursement in any other taxable year, provided, that the foregoing clause (ii) shall not be violated with regard to expenses reimbursed under any arrangement covered by Section 105(b) of the Internal Revenue Code solely because such expenses are subject to a limit related to the period the arrangement is in effect.

d.For purposes of Code Section 409A, your right to receive any installment payment pursuant to this letter agreement shall be treated as a right to receive a series of separate and distinct payments.  Neither you nor the Company shall have the right to accelerate or defer the delivery of any payments or benefits under this letter agreement or the Restrictive Covenants Agreement except to the extent specifically permitted or required by Section 409A.  Whenever a payment under this letter agreement or the Restrictive Covenants Agreement specifies a payment period with reference to a number of days (e.g., “payment shall be made within thirty (30) days following the date of termination”), the actual date of payment within the specified period shall be within the sole discretion of the Company.  Notwithstanding any other provision of this letter agreement to the contrary, in no event shall any payment under this letter agreement or the Restrictive Covenants Agreement that constitutes “nonqualified deferred compensation” for purposes of Code Section 409A be subject to offset, counterclaim or recoupment by any other amount payable to you unless otherwise permitted by Code Section 409A.

9.Resolution of Disputes.  Any controversy or claim arising out of or relating to your employment, this letter agreement, its enforcement or interpretation, or because of an alleged breach, default, or misrepresentation in connection with any of its provisions, shall be submitted to arbitration in Boston, Massachusetts before a single arbitrator (applying Massachusetts law), in accordance with the National Rules for the Resolution of Employment Disputes then in effect of the American Arbitration Association (“AAA”) as modified by the terms and conditions of this Section 9; provided, however, that provisional injunctive relief (including without limitation under the Restrictive Covenants Agreement) may, but need not, be sought in a court of law before or while arbitration proceedings are pending, and any provisional injunctive relief granted by such court shall remain effective until the matter is finally determined by the arbitrator.  The arbitrator shall be selected by mutual agreement of the parties or, if the parties cannot agree, by striking from a list of arbitrators supplied by AAA.  The arbitrator shall issue a written opinion revealing, however briefly, the essential findings and conclusions upon which the award is based.  Final resolution of any dispute through arbitration may include any remedy or relief, which the arbitrator deems just and equitable.  Any award or relief granted by the arbitrator hereunder shall be final and binding on the parties hereto and may be enforced by any court of competent jurisdiction.

The parties acknowledge that they are hereby waiving any rights to trial by jury in any action, proceeding or counterclaim brought by either of the parties against the other in connection with any matter whatsoever arising out of or in any way connected with this letter agreement or your employment.

The Company shall pay the arbitrator’s fees and arbitration expenses and any other costs associated with the arbitration or arbitration hearing that are unique to arbitration.  The Company and you each shall separately pay its or your own deposition, witness, expert and attorneys’ fees and other expenses as and to the same extent as if the matter were being held in court unless otherwise provided by law.  The arbitrator shall have the sole and exclusive power and authority to decide any and all issues of or related to whether this letter agreement or any provision of this letter agreement is subject to arbitration.

10.No Inconsistent Obligations.  By accepting this offer of employment, you represent and warrant to the Company that you are under no obligations or commitments, whether contractual or otherwise, that are inconsistent with your obligations set forth in this letter agreement or that would be violated by your employment by the Company.  You agree that you will not take any action on behalf of the Company or cause the Company to take any action that will violate any agreement that you have with a prior employer.

11.Section 280G.

a.Notwithstanding any other provision of this letter agreement, except as set forth in Section 11(b), in the event that the Company undergoes a "Change in Ownership or Control" (as defined below), the Company shall not be obligated to provide to you a portion of any "Contingent Compensation Payments" (as defined below) that you would otherwise be entitled to receive to the extent necessary to eliminate any "excess parachute payments" (as defined in Code Section 280G(b)(1)) for you. For purposes of this Section 11, the Contingent Compensation Payments so eliminated shall be referred to as the "Eliminated Payments" and the aggregate amount (determined in accordance with Treasury Regulation Section 1.280G-1, Q/A-30 or any successor provision) of the Contingent Compensation Payments so eliminated shall be referred to as the "Eliminated Amount."

b.Notwithstanding the provisions of Section 11(a), no such reduction in Contingent Compensation Payments shall be made if (i) the Eliminated Amount (computed without regard to this sentence) exceeds (ii) 100% of the aggregate present value (determined in accordance with Treasury Regulation Section 1.280G-1, Q/A-31 and Q/A-32 or any successor provisions) of the amount of any additional taxes that would be incurred by you if the Eliminated Payments (determined without regard to this sentence) were paid to you (including, state and federal income taxes on the Eliminated Payments, the excise tax imposed by Section 4999 of the Code payable with respect to all of the Contingent Compensation Payments in excess of your "base amount" (as defined in Section 280G(b)(3) of the Code), and any withholding taxes). The override of such reduction in Contingent Compensation Payments pursuant to this Section 11(b) shall be referred to as a "Section 11(b) Override." For purposes of this paragraph, if any federal or state income taxes would be attributable to the receipt of any Eliminated Payment, the amount of such taxes shall be computed by multiplying the amount of the Eliminated Payment by the maximum combined federal and state income tax rate provided by law.

c.For purposes of this Section 11 the following terms shall have the following respective meanings:

(I) "Change in Ownership or Control" shall mean a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company determined in accordance with Section 280G(b)(2) of the Code.

(II) "Contingent Compensation Payment" shall mean any payment (or benefit) in the nature of compensation that is made or made available (under this letter agreement or otherwise) to a "disqualified individual" (as defined in Section 280G(c) of the Code) and that is contingent (within the meaning of Section 280G(b)(2)(A)(i) of the Code) on a Change in Ownership or Control of the Company.

d.Any payments or other benefits otherwise due to you following a Change in Ownership or Control that could reasonably be characterized (as determined by the Company) as Contingent Compensation Payments (the "Potential Payments") shall not be made until the dates provided for in this Section 11(d). Within 30 days after each date on which you first become entitled to receive (whether or not then due) a Contingent Compensation Payment relating to such Change in Ownership or Control, the Company shall determine and notify you (with reasonable detail regarding the basis for its determinations) (i) which Potential Payments constitute Contingent Compensation Payments, (ii) the Eliminated Amount and (iii) whether the Section 11(b) Override is applicable. Within 30 days after delivery of such notice to you, you shall deliver a response to the Company (the "Executive Response") stating either (A) that you agree with the Company's determination pursuant to the preceding sentence, or (B) that you disagree with such determination, in which case you shall set forth (i) which Potential Payments should be characterized as Contingent Compensation Payments, (ii) the Eliminated Amount, and (iii) whether the Section 11(b) Override is applicable. In the event that you fail to deliver an Executive Response on or before the required date, the Company's initial determination shall be final. If and to the extent that any Contingent Compensation Payments are required to be treated as Eliminated Payments pursuant to this Section 11, then the payments shall be reduced or eliminated, as determined by the Company, in the following order: (i) any cash payments, (ii) any taxable benefits, (iii) any nontaxable benefits, and (iv) any vesting of equity awards in each case in reverse order beginning with payments or benefits that are to be paid the farthest in time from the date that triggers the applicability of the excise tax, to the extent necessary to maximize the Eliminated Payments. If you state in the Executive Response that you agree with the Company's determination, the Company shall make the Potential Payments to you within three business days following delivery to the Company of the Executive Response (except for any Potential Payments which are not due to be made until after such date, which Potential Payments shall be made on the date on which they are due). If you state in the Executive Response that you disagree with the Company's determination, then, for a period of 60 days following delivery of the Executive Response, you and the Company shall use good faith efforts to resolve such dispute. If such dispute is not resolved within such 60-day period, such dispute shall be settled exclusively by arbitration in the Commonwealth of Massachusetts, in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator's award in any court having jurisdiction. The Company shall, within three business days following delivery to the Company of the Executive Response, make to you those Potential Payments as to which there is no dispute between the Company and you regarding whether they should be made (except for any such Potential Payments which are not due to be made until after such date, which Potential Payments shall be made on the date on which they are due). The balance of the Potential Payments shall be made within three business days following the resolution of such dispute. Subject to the limitations contained in Sections 11(a) and 11(b) hereof, the amount of any payments to be made to you following the resolution of such dispute shall be increased by the amount of the accrued interest thereon computed at the prime rate announced from time to time by The Wall Street Journal, compounded monthly from the date that such payments originally were due.

e.The provisions of this Section 11 are intended to apply to any and all payments or benefits available to you under this letter agreement or any other agreement or plan of the Company under which you may receive Contingent Compensation Payments.

12.Verification of Status. You agree to provide to the Company, within three days of your Start Date, documentation of your eligibility to work in the United States.  You may need to obtain a work visa to be eligible to work in the United States. If that is the case, your employment with the Company will be conditioned upon your obtaining a work visa in a timely manner as determined by the Company. The Company’s offer of employment is contingent upon your authorization and successful completion of background and reference checks.

13.Miscellaneous.

a.This letter agreement may be executed in counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

b.The Company may only assign this letter agreement to a successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Company, provided, that such successor expressly agrees to assume and perform this letter agreement in the same manner and to the same extent that the Company would have been required to perform it if no such assignment had taken place, and the term “Company” shall include any such successor that assumes and agrees to perform this letter agreement, by operation of law or otherwise.

c.No provision of this letter agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by you and such officer as may be designated by the Board (other than you).  No waiver by either party hereto at any time of any breach by the other party hereto of, or compliance with, any condition or provision of this letter agreement to be performed by such other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time.

d.The validity, interpretation, construction and performance of this letter agreement shall be governed by the laws of the Commonwealth of Massachusetts without regard to the choice of law principles thereof.

e.This letter agreement, the Restrictive Covenants Agreement, the Plan and any Option Agreement embody the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersede all prior oral or written agreements, discussions and/or understandings relating to the subject matter hereof.

f.Please accept all of the terms as set forth herein by signing and returning this letter agreement and the Restrictive Covenants Agreement by January 4, 2021.

I look forward to your joining the Company to create a successful company, and I am confident that your employment with the Company will prove mutually beneficial. If you have any further questions or require additional information, please feel free to contact me.

Sincerely,

Sincerely,

IMARA INC.

By:	/s/ Rahul D. Ballal, Ph.D.
Name:	Rahul D. Ballal, Ph.D.
Title:	President and CEO

AGREED:

By:	/s/ Kenneth M. Attie, MD
Name:	Kenneth M. Attie, MD

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